As filed with the Securities and Exchange Commission on August 3, 2004
Registration No. 333-116795

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form S-3/A

Amendment No. 1
REGISTRATION STATEMENT UNDER
THE SECURITIES ACT OF 1933

Waste Services, Inc.

(the successor of Capital Environmental Resource Inc.)
(Exact name of registrant as specified in its charter)

Delaware	4953	01-0780204
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification No.)

1122 International Blvd., Suite 601

Burlington, Ontario L7L 6Z8
(905) 319-1237
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

CT Corporation System

1633 Broadway
New York, New York 10009
(212) 246-5072
(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Ivan R. Cairns 1122 International Blvd., Suite 601 Burlington, Ontario L7L 6Z8 (905) 319-1237	Marc Rossell Shearman & Sterling LLP 599 Lexington Avenue New York, NY 10022 (212) 848-4000

    Approximate date of commencement of proposed sale to the public: From time to time after the effective date of this registration statement as determined by market conditions.

        If the only securities being registered on this form are being offered pursuant to dividend or interest reinvestment plans, please check the following box.    ☐

        If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box.    ☒

        If this form is filed to register additional securities for an offering pursuant to rule 462(b) under the securities act, please check the following box and list the Securities Act registration number of the earlier effective registration statement for the same offering.    ☐

        If this form is a post-effective amendment filed pursuant to rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

        If delivery of the prospectus is expected to be made pursuant to rule 434, please check the following box.    ☐

CALCULATION OF REGISTRATION FEE

		Proposed	Proposed Maximum	Amount of
Title of Each Class of	Amount to	Maximum Offering	Aggregate	Registration
Securities to be Registered	be Registered(1)	Price Per Unit(2)	Offering Price(2)	Fee(3)

Common shares, par value $0.01 per share	26,150,000	$5.04	$131,796,000	$16,699

(1)	Represents up to 11,000,000 shares of common stock of Waste Services, Inc., or Waste Services, that may be issued upon exchange or redemption of up to 11,000,000 exchangeable shares issued by Capital Environmental Resource Inc., or Capital Environmental, which will become an indirect wholly-owned Canadian subsidiary of Waste Services, and up to 15,150,000 shares of common stock of Waste Services that may be issued upon the exercise of warrants to purchase 15,150,000 shares of common stock, plus, pursuant to Rule 416(a) under the Securities Act of 1933, as amended, any additional securities that may be offered or issued to prevent dilution resulting from stock splits, stock dividends, recapitalizations or similar transactions.

(2)	Pursuant to Rule 457(c) and 457(f)(1) under the Securities Act of 1933, estimated solely for the purpose of determining the registration fee on the basis of the average high and low prices of shares of common stock of Waste Services on the Nasdaq National Market on August 2, 2004.

(3)	A filing fee in the amount of $10,309 was paid in connection with the original filing of the registration statement on Form S-3 on June 23, 2004.

    The registrant hereby amends this registration statement on such date as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with section 8(a) of the Securities Act of 1933 or until this registration statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said section 8(a), may determine.

The information in this preliminary prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This preliminary prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

SUBJECT TO COMPLETION, DATED AUGUST 3, 2004

Waste Services, Inc.

26,150,000 shares of common stock

     This prospectus relates to a total of up to 11,000,000 shares of common stock of Waste Services, Inc., or Waste Services, par value $0.01 per share, that we may issue, from time to time, upon exchange or redemption of up to 11,000,000 exchangeable shares issued by Capital Environmental Resource Inc., or Capital Environmental, an indirect wholly-owned Canadian subsidiary of Waste Services, and a total of up to 15,150,000 shares of our common stock that we may issue upon the exercise of warrants to purchase 15,150,000 shares of common stock. The exchangeable shares were issued by Capital Environmental in connection with, and our obligation to issue shares of our common stock upon exchange or redemption of the exchangeable shares arose in connection with, the migration transaction, as described under the section “Summary — Migration Transaction.”

     We will not receive any cash proceeds upon the issuance of the common stock upon exchange or redemption of the exchangeable shares. Proceeds from the issuance of up to 15,150,000 shares of our common stock upon the exercise of warrants will be used for general corporate purposes. We expect to receive gross proceeds of approximately $48.1 million if all warrants are exercised at their respective exercise prices. We are paying all expenses of registration incurred in connection with this offering.

     Our principal executive offices are located at 1122 International Blvd., Suite 601, Burlington, Ontario L7L 6Z8.

     Our shares are quoted on the Nasdaq National Market and trade under the symbol “WSII.” Prior to the completion of the migration transaction, the common shares of Capital Environmental were quoted on the Nasdaq National Market and traded under the symbol “CERI.” On August 2, 2004, the last reported sale price of the common stock of Waste Services was $5.00 per share.

     The securities offered hereby involve a high degree of risk. See “Risk Factors” beginning on page 4.

      Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus is August [       ], 2004

Page

TERMS USED IN THIS PROSPECTUS	i
AVAILABLE INFORMATION	ii
SUMMARY	1
RISK FACTORS	4
SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS	11
INCORPORATION OF DOCUMENTS BY REFERENCE	12
USE OF PROCEEDS	12
CAPITALIZATION	13
PLAN OF DISTRIBUTION	15
INCOME TAX CONSIDERATIONS	19
DESCRIPTION OF CAPITAL STOCK	26
TRANSFER AGENTS AND REGISTRARS	30
LEGAL OPINIONS	30
EXPERTS	30
Form of Plan of Arragement
Form of Common Stock Certificates
Opinion of Shearman & Sterling LLP
Opinion of Shearman & Sterling re: Tax Matters
Opinion of Blake Cassels & Graydon
Consent of PricewaterhouseCoopers LLP
Consent of BDO Dunwoody LLP
Consent of Allied Waste Industries Auditors
Consent of Florida Recycling Services Auditors

      You should rely only on the information contained in this prospectus. No dealer, salesperson or other person is authorized to give information that is not contained in this prospectus. This prospectus is not an offer to sell nor is it seeking an offer to buy these securities in any jurisdiction where the offer or sale is not permitted. The information contained in this prospectus is correct only as of the date of this prospectus, regardless of the time of the delivery of this prospectus or the sale of any securities covered by this prospectus.

TERMS USED IN THIS PROSPECTUS

      As used in this prospectus, unless the context requires otherwise, the terms “we,” “us,” “our,” and the “company” refer to the combined business operations, both before and after the completion of the migration transaction, of Waste Services, Inc., Capital Environmental Resource Inc. and their respective subsidiaries. The term “Capital Environmental” refers to Waste Services (CA) Inc., which was formerly called Capital Environmental Resource Inc., an Ontario Company, and the term “Waste Services” refers to Waste Services, Inc., a Delaware Company.

      References to the “migration transaction” refer to the transaction pursuant to which our corporate structure was reorganized so that Waste Services is the ultimate parent company of our corporate group. The migration transaction occurred by way of a plan of arrangement under the Business Corporations Act (Ontario), or the “arrangement”. References to the “exchangeable shares” refer specifically to the exchangeable shares of Capital Environmental that are exchangeable for shares of common stock of Waste Services, and include, as well, certain ancillary voting and exchange rights attaching to the exchangeable shares by virtue of the agreements entered into among Waste Services, Capital Environmental and Computershare Trust Company of Canada, in connection with the arrangement for the benefit of the holders of the exchangeable shares.

      Unless otherwise indicated, dollar amounts in this prospectus are expressed in U.S. dollars. Unless otherwise indicated in this prospectus or the context otherwise requires, share amounts set forth herein assume no exercise of outstanding warrants to purchase Waste Services common stock.

i

AVAILABLE INFORMATION

      We file certain annual, quarterly and special reports, proxy statements and other information with the Securities and Exchange Commission, or the SEC. You may read and copy any document we file at the SEC’s Public Reference Room at 450 Fifth Street, N.W., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the Public Reference Room. Our SEC filings are also available to the public at the SEC’s web site at http://www.sec.gov. Our shares are quoted on the Nasdaq National Market. You may inspect any periodic reports and other information we file with the SEC at the offices of the Nasdaq Stock Market, Inc., 9801 Washingtonian Blvd., Fifth Floor, Gaithersburg, MD 20878.

      You may request a copy of those filings, at no cost, by writing or telephoning us at: Waste Services, Inc., 1122 International Blvd., Suite 601, Burlington, Ontario L7L 6Z8, Attention: Corporate Secretary. Our telephone number is (905) 319-1237. Our web site address is http://www.wasteservicesinc.com. The information on our web site does not form a part of this prospectus.

PRESENTATION OF FINANCIAL INFORMATION AND OTHER DISCLOSURES

      This prospectus incorporates by reference the consolidated financial statements of Capital Environmental and its subsidiaries, including Waste Services, prior to the migration transaction. The issuance of shares of common stock of Waste Services upon exchange or redemption of exchangeable shares issued by Capital Environmental, as described in this prospectus, is an exchange of equity securities between entities under common control and does not result in a change of accounting basis or the requirement to fair value assets acquired or liabilities assumed. Accordingly, the consolidated financial statements of Capital Environmental as of the effective date of the migration are substantially the same as those of Waste Services as of such date. See “Capitalization” which further describes the changes in the shares of common stock outstanding following the migration transaction.

ii

SUMMARY

      The following is a summary of the more detailed information appearing elsewhere in this prospectus. This summary may not contain all of the information that may be important to you. You should read the entire prospectus carefully, including the “Risk Factors” and the financial statements and related notes before making an investment decision.

Waste Services, Inc.

      We are a leading multi-regional, integrated solid waste services company, providing collection, transfer, landfill disposal and recycling services for commercial, industrial and residential customers in the United States and Canada. We believe that we are the second largest operator in Canada by revenue, with leading market positions in Ontario, Alberta and British Columbia. In 2003, we initiated a disposal-based growth strategy to enter the U.S. solid waste market and establish leading, vertically integrated market positions. Under this strategy, we enter geographic markets with attractive growth or competitive characteristics by acquiring and developing landfill disposal capacity, then acquiring and developing waste collection and transfer operations. In the past 12 months, we have implemented this strategy in three geographic markets in the United States: northern and central Florida, including Orlando and Tampa; Phoenix and Tucson, Arizona; and Houston, Texas. We have acquired large municipal solid waste landfill developments in each of these markets.

Migration Transaction

      As part of our business strategy to expand into the United States, we entered into a migration transaction. Under the migration transaction, our corporate structure was reorganized so that Waste Services, a Delaware company, is the ultimate parent company of our corporate group. Prior to the migration transaction, Waste Services was a subsidiary of Capital Environmental, which is a company amalgamated under the laws of the Province of Ontario, Canada. After the migration transaction, Capital Environmental became our subsidiary. Following the migration transaction, our common stock trades on the Nasdaq National Market. The common shares of Capital Environmental traded on the Nasdaq National Market prior to the migration transaction.

      The migration transaction occurred by way of a plan of arrangement under the Business Corporations Act (Ontario) and consisted primarily of: (1) the exchange of the common shares of Capital Environmental into shares of common stock of Waste Services by all U.S. holders of common shares and by eligible holders of common shares not resident in the United States who did not elect to retain their common shares; and (2) the reclassification of the other common shares of Capital Environmental into exchangeable shares.

      The migration transaction was effected through a plan of arrangement under Section 182 of the Business Corporations Act (Ontario) and required the approval of the Ontario Superior Court of Justice and by the shareholders of Capital Environmental. Capital Environmental, through such plan of arrangement, effectively converted the holders of common shares of Capital Environmental into holders of shares of common stock of Waste Services or exchangeable shares into common stock of Waste Services as follows:

•	Holders of common shares of Capital Environmental who were U.S. residents had their holdings automatically transferred to Capital Environmental Holdings Company, or Capital Holdings (an intermediate company incorporated in Nova Scotia, Canada and a wholly owned subsidiary of Waste Services), in exchange for shares of common stock of Waste Services at an exchange rate of one-to-one.

•	Holders of common shares of Capital Environmental who were not U.S. residents and who did not elect to receive exchangeable shares of Capital Environmental also had their holdings automatically transferred to Capital Holdings in exchange for shares of common stock of Waste Services at an exchange rate of one-to-one.

•	Holders of common shares of Capital Environmental who were not U.S. residents and who elected to receive exchangeable shares of Capital Environmental had their common shares of Capital Environmental reclassified as exchangeable shares of Capital Environmental that are exchangeable for shares of common stock of Waste Services at an exchange ratio of one-to-one.

      The terms of the exchangeable shares are the economic and functional equivalent of the common stock of Waste Services. Holders of exchangeable shares (1) will receive the same dividends as holders of shares of common stock of Waste Services and (2) will be entitled to vote on the same matters as holders of shares of common stock of Waste Services. Such voting will be accomplished through the issuance of a special voting share to a trustee who will vote on the instructions of the holders of the exchangeable shares (one vote for each exchangeable share).

      Upon the occurrence of certain events, such as the liquidation of Capital Environmental, or after the redemption date, Capital Holdings will have the right to purchase each exchangeable share for a share of common stock of Waste Services, plus all declared and unpaid dividends on the exchangeable share. Unless certain events occur, such redemption date will not be earlier than December 31, 2016. Holders of exchangeable shares shall also have the right at their option to exchange their exchangeable shares for shares of common stock of Waste Services at any time.

The Offering

Securities Offered	26,150,000 shares of Waste Services common stock, par value $0.01 per share.

Use of Proceeds	We will not receive any cash proceeds upon the issuance of the common stock upon exchange or redemption of the exchangeable shares. Proceeds from the issuance of up to 15,150,000 shares of our common stock upon the exercise of warrants will be used for general corporate purposes. We expect to receive gross proceeds of $48.1 million if all warrants are exercised at their respective exercise prices.

Trading	Our common stock trades on the Nasdaq National Market under the symbol “WSII.”

Dividend Policy	We have never paid a cash dividend on our common stock and do not anticipate paying any cash dividends on our common stock in the foreseeable future.

Risk Factors	See “Risk Factors” and the other information in this prospectus for a discussion of the factors you should carefully consider before deciding to invest in the shares of our common stock being offered pursuant to this prospectus.

      Our principal corporate office is located at 1122 International Blvd., Suite 601, Burlington, Ontario L7L6Z8 and our telephone number is (905) 319-1237.

RISK FACTORS

      You should carefully consider the risks described below before making an investment decision. The risks described below are not the only ones facing us. Additional risks and uncertainties not currently known to us or that we currently consider to be immaterial may also materially and adversely affect our business operations. Any of the following risks could materially adversely affect our business, financial condition or results of operations. In such cases, you may lose all or part of your original investment.

Our acquisition strategy may be unsuccessful if we are unable to identify and complete future acquisitions and integrate acquired assets or businesses and this subjects us to risks that may have a material adverse effect on our results of operations

      Part of our strategy to expand our business and increase our revenue and profitability is to pursue the acquisition of disposal-based and collection assets and businesses. We have identified a number of acquisition candidates, both in the United States and Canada, that we believe are suitable. However, we may not be able to acquire these candidates at prices or on terms and conditions that are favorable to us. Our ability to execute our acquisition strategy also depends upon other factors, including the successful integration of acquired businesses and our ability to effectively compete in the new markets we enter.

      If we are unable to identify suitable acquisition candidates or successfully complete and integrate the acquisitions, we may not realize the expected benefits from our acquisition growth strategy, including any expected benefits from the proposed vertical integration of acquired operations and disposal facilities. Our acquisitions also involve numerous risks, including:

•	difficulties in the assimilation and integration of the operations, technologies and personnel of the acquired company;

•	the potential disruption of our ongoing business;

•	potential loss of employees;

•	diversion of resources and of our management’s attention away from other business concerns;

•	the need to obtain third party consents and regulatory approval;

•	expenses of any undisclosed or potential legal liabilities of the acquired company;

•	risks of entering markets in which we have no or limited prior experience;

•	the difficulty of managing the growth of a larger combined company; and

•	competition for acquisition candidates from other and better capitalized companies, which may increase the cost of acquisitions.

      If we encounter any of these difficulties in completing these acquisitions and integrating acquired businesses, this could adversely affect our results of operations. Many of these risks are particularly acute in the fiscal quarters immediately following the completion of an acquisition because that is when the operations of an acquired business are integrated into our operations. Once integrated, acquired operations may not achieve levels of revenue, profitability or productivity comparable with those that our existing operations achieve or may otherwise not perform as we expected. We could, as a result, decide to change our strategy for that market and sell the operations we have acquired at a loss or recognize an impairment of goodwill or other long-lived assets.

Our acquisitions of certain assets of Allied Waste Industries, Inc. and of Florida Recycling Services, Inc. make evaluating our operating results difficult given the significance of these acquisitions to our previous operations and our historical results may not give you an accurate indication of how we will perform in the future

      Our acquisitions of the Allied assets and Florida Recycling may make it more difficult for us to evaluate and predict our future operating performance. Our historical results of operations do not give effect to the acquisitions of the Allied assets and all the issued and outstanding shares of Florida Recycling. Accordingly, the historical financial information incorporated by reference into this prospectus does not necessarily reflect what our financial position, operating results and cash flows will be in the future as a result of these acquisitions.

      The pro forma financial information incorporated by reference into this prospectus is based in part on the separate pre-acquisition financial reports of the Allied assets and Florida Recycling. We may not be able to successfully integrate or realize the anticipated benefits of these acquisitions and may not be able to maintain or achieve profitability of any of the acquired businesses or overall.

We may be unable to attract sufficient capital to fund our acquisition strategy, which will limit our future growth

      We expect to finance future acquisitions through a combination of seller financing, cash from operations, borrowings under our financing facilities or issuing additional equity or debt securities. Seller financing depends upon the sellers’ willingness to accept our debt as part of the consideration for an acquisition and our willingness to issue debt. If seller financing is not available, we will have to use cash from operations, borrowings under our financing facilities or issue additional equity or debt securities. The use of cash from operations to finance acquisitions may reduce the funds we have available for other corporate purposes. Additional borrowings from our lenders will increase interest expenses and may require us to commit to additional covenants, which further limit our financial and operational flexibility. This could restrict our ability to obtain additional debt on favorable terms, or at all, which would limit our ability to finance our acquisitions. Accordingly, we may not be successful in consummating future acquisitions on favorable terms or at all.

Our business is capital intensive and may consume cash in excess of cash flow from our operations and borrowings

      Our ability to remain competitive, sustain our growth and maintain our operations largely depends on our cash flow from operations and our access to capital. We intend to fund our cash needs through our operating cash flow, borrowings and equity issuances. We may require additional equity or debt financing to fund our growth and debt repayment obligations.

      We expect to incur capital expenditures of approximately $50.0 million during 2004. Separately, we have provided for our liabilities related to our closure and post-closure obligations. As we undertake acquisitions, expand our operations and deplete our landfills, our cash expenditures will increase. As a result, working capital levels may decrease and require financing. In addition, if we must close a landfill sooner than we currently anticipate, or if we reduce our estimate of a landfill’s remaining available air space, we may be required to incur such cash expenditures earlier than originally anticipated. Expenditures for closure and post-closure obligations may increase as a result of any federal, state or local government regulatory action taken to accelerate such expenditures. These factors could substantially increase our cash expenditures and therefore impair our ability to invest in our existing or new facilities.

      We may need to refinance our existing credit facilities, our outstanding senior subordinated notes or other debt to pay the principal amounts due at maturity. In addition, we may need additional capital to fund future acquisitions and the integration of the businesses that we acquire. Our business may not generate sufficient cash flow, we may not be able to obtain sufficient funds to enable us to pay our debt obligations and capital expenditures or we may not be able to refinance on commercially reasonable terms, if at all.

We may face significant exposure to unknown liabilities in connection with our acquisitions

      While we have in place a due diligence process to review the businesses we acquire, we may not identify or we may underestimate our exposure for certain liabilities of the businesses we acquire. As a result, we may become responsible for liabilities of the businesses we acquire, including liabilities for environmental claims that were not discovered or fully quantified prior to completing the acquisition and for which we are unable to recover from the seller. Although we seek to minimize the impact of potential undiscovered liabilities by structuring acquisitions to minimize liabilities and obtaining indemnities and warranties from the selling party, these methods may not fully protect us from the impact of all undiscovered liabilities. For example, indemnities or warranties are often limited in scope, amount or duration, and may not fully cover the liabilities for which they were intended. In addition, even if these undiscovered liabilities are covered by indemnities or warranties, the selling parties may become insolvent and may be unable to satisfy any claims we may have against them.

We may incur significant expenses in pursuing acquisitions or developing and expanding disposal sites and costs that are expensed for failed undertakings of this nature could reduce our results of operations

      We may incur significant expenses in pursuing an acquisition or developing and expanding disposal sites. These include professional and consulting fees paid to complete our due diligence review of our acquisition targets. We capitalize certain of these expenses, as well as the costs of disposal site development and expansions. If an acquisition is no longer considered probable, or if a disposal site development or expansion is not completed or is determined to be impaired, we would charge against earnings any unamortized capitalized expenditures incurred in connection with that acquisition or disposal site development or expansion. In future periods, we may be required to incur charges against earnings in accordance with this policy or due to other events that cause impairments. Depending upon the magnitude of the charges, this could materially reduce our operating results and may negatively impact our covenants to our lenders and to the preferred stockholders of Waste Services, which could adversely affect our liquidity.

We are subject to financial penalties under our senior subordinated notes if we do not register the notes with the Securities and Exchange Commission

      By the terms of the registration rights agreement entered into with the initial purchasers of our 9 1/2% senior subordinated notes, or the notes, we have agreed (i) to file a registration statement for the notes by August 28, 2004 by which we will exchange the notes for registered notes of Waste Services on identical terms to the existing notes, (ii) to have the registration statement declared effective by November 26, 2004, (iii) to maintain the effectiveness of the registration statement for the time periods specified in the registration rights agreement, and (iv) to file a shelf registration statement in the circumstances and within the time frames described in the registration rights agreement. If we do not comply with these obligations, we will be required to pay liquidated damages, in cash, of $0.05 per week per $1,000 of principal amount of unregistered notes for each week that the default continues for the first 90 days following default. If our default continues for more than 90 days, the amount of liquidated damages will increase by $0.05 per week per $1,000 of principal amount of our unregistered notes for each subsequent 90-day period until all defaults have been cured, to a maximum of $0.50 per week per $1,000 of principal amount of unregistered notes. If we are required to pay liquidated damages, these amounts will be payable at the same time as we must pay interest on the notes.

To the extent our reserves or accruals are inadequate to cover landfill closure and post-closure care costs, these obligations could reduce our cash flow and profitability

      We have significant financial obligations to pay closure and post-closure care costs for the landfills we currently own and will likely have similar obligations with respect to any landfills that we acquire in the future. We rely on internally performed studies in estimating our obligations for future closure and post-closure care costs. These studies could be inaccurate and this could result in the costs incurred by us for closure and post-closure care being higher than those estimated.

      Actual future costs of construction materials and third party labor could differ from the costs we have used in estimating these closure and post-closure care costs, for example, because of the impact of general economic conditions on the availability of the required materials and labor. Technical designs could be altered due to unexpected operating conditions or legislative or regulatory changes resulting in higher costs than currently estimated.

      Changes in legislative or regulatory requirements, including changes in capping, closure or post-closure care activities, types or quantities of materials used or the term of post-closure care, could result in higher costs than those estimated by us. The actual rate at which disposal capacity is utilized could differ from the projected timing resulting in the landfill reaching capacity earlier or later than projected and thereby causing us to incur closure and post-closure care costs earlier or later than projected.

      To the extent our reserves or accruals are inadequate to cover the actual costs of these obligations, we would have reduced cash flow and profitability.

We may be unable to obtain or maintain the environmental permits and approvals we need to operate our business, which could adversely affect our earnings and cash flow

      We are subject to significant environmental and land use laws and regulations. To own and operate solid waste facilities, including landfills and transfer stations, we must obtain and maintain licenses or permits, as well as zoning, environmental and other land use approvals. It has become increasingly difficult, costly and time-consuming to obtain required permits and approvals to build, operate and expand solid waste management facilities. The process often takes several years, requires numerous hearings and compliance with zoning, environmental and other requirements and is resisted by citizen, public interest and other groups. The cost of obtaining permits could be prohibitive. We may not be able to obtain and maintain the permits and approvals needed to own, operate or expand our solid waste facilities. Moreover, the enactment of additional laws and regulations or the more stringent enforcement of existing laws and regulations could increase the costs associated with our operations. Any of these occurrences could reduce our expected earnings and cash flow.

      In some markets in which we operate, permitting requirements may be prohibitive and may differ between those required of us and those required of our competitors. Our inability to obtain and maintain permits for solid waste facilities may adversely affect our ability to service our customers and compete in these markets, thereby resulting in reduced operating revenue.

      In addition, stringent controls on the design, operation, closure and post-closure care of solid waste facilities could require us to undertake investigative or remedial activities, curtail operations, close a facility temporarily or permanently, or modify, supplement or replace equipment or facilities at substantial costs resulting in reduced profitability and cash flow.

Any exposure to environmental liabilities, to the extent not adequately covered by insurance, could result in significant expenses, which would reduce the funds we have available for other purposes, including debt service and reduction and acquisitions

      We could be held liable for environmental damage at solid waste facilities that we own or operate, including damage to neighboring landowners and residents for contamination of the air, soil, groundwater, surface water and drinking water. Our liability could extend to damage resulting from pre-existing conditions and off-site contamination caused by pollutants or hazardous substances that we or our predecessors arranged to transport, treat or dispose of at other locations. We are also exposed to liability risks from businesses that we acquire because these businesses may have liabilities that we fail or are unable to discover, including noncompliance with environmental laws. Our insurance program may not cover all liabilities associated with environmental cleanup or remediation or compensatory damages, punitive damages, fines or penalties imposed on us as a result of environmental damage caused by our operations or those of any predecessor. The incurring of liabilities for environmental damages that are not fully covered by insurance could adversely affect our liquidity and could result in significant expenses, which would reduce the funds we have available for other purposes, including debt service and reduction and acquisitions.

We face competition from large and small solid waste services companies and may be unable to successfully compete with other solid waste companies, thereby reducing our operating margins

      The markets in which we operate are highly competitive and require substantial labor and capital resources. We compete with large, national solid waste services companies as well as smaller regional solid waste services companies. Some of our competitors are better capitalized, have greater name recognition and greater financial, operational and marketing resources than us, and may be able to provide services at a lower cost.

      We also compete with operators of alternative disposal facilities and municipalities that maintain their own waste collection and disposal operations. Public sector operators may have financial advantages over us because of their access to user fees and similar charges as well as to tax revenue. Responding to this competition may result in reduced operating margins. Further, competitive pressures may make our internal growth strategy of improving service and increasing sales penetration difficult or impossible to execute.

The termination or non-renewal of existing customer contracts, or the failure to obtain new customer contracts, could result in declining revenue

      We derive a portion of our revenue from municipal contracts that require competitive bidding by potential service providers. Although we intend to continue to bid on municipal contracts and to rebid existing municipal contracts, such contracts may not be maintained or won in the future. In the past year, we have found that some municipalities in Canada, for example, have imposed more restrictive bonding requirements as a qualification to bid for some residential waste collection contracts. We may be unable to meet such bonding requirements at a reasonable cost to us or at all. These requirements may limit our ability to bid for some municipal contracts and may favor some of our competitors. If we are unable to compete successfully for municipal contracts because of bonding requirements, we may lose important sources of revenue.

      We also derive a portion of our revenue from non-municipal contracts, which generally have a term of one to three years. Some of these contracts permit our customers to terminate them before the end of the contractual term. Any failure by us to replace revenue from contracts lost through competitive bidding, termination or non-renewal within a reasonable time period could result in a decrease in our operating revenue and our earnings.

We depend on third parties for disposal of solid waste and if we cannot maintain disposal arrangements with them we could incur significant costs that would result in reduced operating margins and revenue

      We currently deliver a substantial portion of the solid waste we collect to municipally owned disposal facilities and to privately owned or operated disposal facilities. If municipalities increase their disposal rates or if we cannot obtain and maintain disposal arrangements with private owners or operators, we could incur significant additional costs and, if we are not able to pass these cost increases on to our customers because of competitive pressures, this could result in reduced operating margins and revenue.

Labor unions may attempt to organize our non-unionized employees, which may result in increased operating expenses

      Some of our employees have chosen to be represented by unions, and we have negotiated collective bargaining agreements with them. Labor unions may make attempts to organize our non-unionized employees. The negotiation of any collective bargaining agreement could divert management’s attention away from other business matters. If we are unable to negotiate acceptable collective bargaining agreements, we may have to wait through “cooling-off” periods, which are often followed by union-initiated work stoppages, including strikes. Unfavorable collective bargaining agreements, work stoppages or other labor disputes may result in increased operating expenses.

Our operating margins and profitability may be negatively affected by increased fuel and energy costs

      Although fuel and energy costs account for a relatively small portion of our total operating costs, sustained increases in such costs, which we are unable to pass on to our customers because of competitive pressures, could lower our operating margins and negatively affect our profitability.

The industry in which we operate is seasonal and decreases in revenue during winter months may have an adverse effect on our results of operations, particularly for our Canadian operations

      Our operating revenue tends to be somewhat lower in the fall and winter months for our Canadian operations, reflecting the lower volume of solid waste generated during those periods. Our first and fourth quarter results typically reflect this seasonality. In addition, particularly harsh weather conditions may result in temporary slowdowns or suspension of certain of our operations or higher labor and operational costs, any of which could have a material adverse effect on our results of operations.

If we lose our senior management or are unable to attract highly skilled personnel, we may be unable to successfully pursue our growth strategy

      We are highly dependent on the experience, abilities and continued efforts of our senior management team. The loss of one or more of our senior management team could limit our ability to execute our growth strategy. Our future success will also depend on our ability to attract, retain and motivate highly skilled personnel in various areas of our business. Our inability to attract new high quality employees could also limit our ability to carry out our growth strategy.

Our Canadian operations subject us to currency translation risk, which could cause our results to fluctuate significantly from period to period

      For the year ended December 31, 2003, most of our revenue was derived from our operations in Canada and as such our primary functional currency is the Canadian dollar. However, for each reporting period, we translate the results of our Canadian operations and financial condition into U.S. dollars. Therefore, our reported results of operations and financial condition are subject to changes in the exchange relationship between the two currencies. For example, as the relationship of the Canadian dollar strengthens against the U.S. dollar, as it did in 2003, our revenue is favorably affected and conversely expenses are unfavorably affected. The effects of translation are reported as a component of other comprehensive income. Separately, monetary assets denominated in U.S. dollars held by our Canadian operations are re-measured from U.S. dollars into Canadian dollars and then translated into U.S. dollars. The effects of re-measurement are reported currently as a component of net income (loss). We do not currently hedge our exposure to changes in foreign exchange rates.

Any failure to maintain the required financial assurance or insurance to support existing or future service contracts may prevent us from meeting our contractual obligations, and we might be unable to bid on new contracts or retain existing contracts resulting in reduced operating revenue and earnings

      Municipal solid waste services contracts and permits to operate transfer stations, landfills and material recovery facilities typically require us to obtain performance bonds, letters of credit or other means of financial assurance to secure our contractual performance. Such contracts and permits also typically require us to maintain adequate insurance coverage. Our ability to obtain performance bonds or letters of credit is generally dependent on our creditworthiness. Our bonding arrangements are generally renewed annually. If we are unable to renew our bonding arrangements on favorable terms or at all or enter into arrangements with new surety providers, we would be unable to meet our existing contractual obligations that require the posting of performance bonds, and we would be unable to bid on new contracts. This would reduce our operating revenue and our earnings.

Changes to patterns regarding disposal of waste could adversely affect our results of operations by reducing the volume of waste available for collection and thus reducing our earnings

      Waste reduction programs may reduce the volume of waste available for collection in some areas where we operate. Some areas in which we operate offer alternatives to landfill disposal, such as recycling and composting. In addition, provincial, state and local authorities increasingly mandate recycling and waste reduction at the source and prohibit the disposal of certain types of waste, such as yard waste, at landfills. Any significant adverse change in regulation or patterns regarding disposal of waste could have a material adverse effect on our earnings by reducing the level of demand for our services, resulting in decreased revenue and the earnings we are able to generate.

We may not meet our growth objectives if we are unable to develop new landfill sites or enter into agreements that provide us with access to landfill sites and increased disposal costs could result in reduced profitability and cash flow

      Our ability to meet our growth objectives depends in part on our ability to acquire, lease or expand landfills, develop new landfill sites or enter into agreements that will give us long-term access to landfill sites in our markets. In some areas in which we operate, suitable land for new sites or expansion of existing landfill sites may be unavailable. Permits to expand landfills are often not approved until the remaining permitted disposal capacity of a landfill is very low. We may not be able to purchase additional landfill sites, renew the permits for or expand existing landfill sites or negotiate or renegotiate agreements to obtain a long-term advantage for landfill costs. If we were to exhaust our permitted capacity at our landfills, our ability to expand internally could be limited, and we could be required to cap and close our landfills and dispose of collected waste at more distant landfills or at landfills operated by our competitors or other third parties. In Alberta, Canada, regulations require landfills to be re-approved every 10 years, thereby providing the regulator an opportunity to add potentially more stringent or costly design or operating conditions to the permit or prevent the renewal of the permit. Our landfill located in Alberta, Canada must complete this re-approval process by October 2006. Any failure by us to secure favorable arrangements (through ownership of landfills or otherwise) for the disposal of collected waste would increase our disposal costs and could result in the loss of business to competitors with more favorable disposal options, thereby reducing our profitability and cash flow.

      Changes in legislative or regulatory requirements may cause changes in the landfill site permitting process. These changes could make it more difficult or costly for us to obtain or renew landfill permits. Technical design requirements, as approved, may need modification at some future point in time, which could result in higher development and construction costs than projected. Our current estimates of future disposal capacity may change as a result of changes in design requirements prescribed by legislation, construction requirements and changes in the expected waste density over the life of a landfill site. The density of waste used to convert the available airspace at a landfill into tons may be different than estimated because of variations in operating conditions, including waste compaction practices, site design, climate and the nature of the waste.

Limits on export of waste and any disruptions to the cross-border flow of waste may adversely affect our results of operations by increasing our costs of disposal

      There is limited disposal capacity available in Ontario, Canada, a market in which we have significant operations. As a result, a significant portion of the solid waste collected in Ontario is transported to sites in the United States for disposal. Disruptions in the cross-border flow of waste, or periodic closures of the border to solid waste would cause us to incur more costs due to the increased time our trucks may be required to spend at border check-points or increased processing or sorting requirements. Additionally, our trucks might be required to travel further to dispose of their waste in other areas of Ontario. Disruptions in the cross-border flow of waste could also result in a lack of disposal capacity available to our Ontario market at a reasonable price or at all. These disruptions could have a material adverse effect on our operating results by increasing our costs of disposal in the Ontario market and thereby decreasing our operating margins and could result in the loss of business to competitors with more favorable disposal options.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

      This prospectus, and the other reports we have filed and may file from time to time with the Securities and Exchange Commission, contain forward-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934. Some of these forward-looking statements include forward-looking phrases such as “anticipates,” “believes,” “could,” “estimates,” “expects,” “foresees,” “intends,” “may,” “should” or “will continue”, or similar expressions or the negatives thereof or other variations on these expressions, or similar terminology, or discussions of strategy, plans or intentions. These statements also include descriptions in connection with, among other things:

•	anticipated revenues, capital expenditures, future cash flows and future financing and capital requirements;

•	the implementation of our business strategy;

•	descriptions of the expected effects of our competitive strategies; and

•	the impact of actions taken by our competitors and other third parties, including courts and other governmental authorities.

      Such statements reflect our current views regarding future events and are subject to certain risks, uncertainties and assumptions. Many factors could cause the actual results, performance or achievements to be materially different from any future results, performance or achievements that forward-looking statements may express or imply, including, among others:

•	changes in inflation;

•	changes in regulations affecting our business and costs of compliance;

•	revocation of existing permits and licenses, or the refusal to renew or grant new permits and licenses, which are required to enable us to operate our business or implement our growth strategy;

•	our ability to successfully implement our corporate strategy and integrate any acquisitions we undertake;

•	the outcome of pending legal claims against us;

•	changes in general business and economic conditions, changes in exchange rates and in the financial markets; and

•	changes in accounting standards or pronouncements.

      Some of these factors are discussed in more detail in this prospectus, including under the caption “Risk Factors” and in documents incorporated by reference into this prospectus. If one or more of these risks or uncertainties affects future events and circumstances, or if underlying assumptions do not materialize, actual results may vary materially from those described in this prospectus as anticipated, believed, estimated or expected, and this could have a material adverse effect on our business, financial condition and results of operations. We have no plans to update any industry information or forward-looking statements set out in this prospectus and have no obligation to update any such statements. We are under no duty to update any of the forward-looking statements after the date of this prospectus. Moreover, neither we nor any other person assumes responsibility for the accuracy and completeness of our forward-looking statements.

INCORPORATION OF DOCUMENTS BY REFERENCE

      We are “incorporating by reference” specified documents that we file with the SEC, which means:

•	incorporated documents are considered part of this prospectus;

•	we are disclosing important information to you by referring you to those documents; and

•	information that we file in the future with the SEC automatically will update and supersede this prospectus.

      We incorporate by reference the documents listed below and any documents that we file with the SEC under section 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934, as amended, or the Exchange Act, after the date of this prospectus and before the end of the offering of the securities:

•	Capital Environmental’s annual report on Form 10-K for the year ended December 31, 2003;

•	Capital Environmental’s quarterly report on Form 10-Q for the quarter ended March 31, 2004;

•	Capital Environmental’s current reports on Form 8-K, filed on April 15 (under Item 5 and Item 7), May 10, May 13, June 9 and July 28, 2004;

•	Waste Services’ current report on Form 8-K filed on August 2, 2004;

•	all of the filings of Capital Environmental pursuant to the Exchange Act after the date of filing the original registration statement and prior to the effectiveness of the registration statement; and

•	all of the filings of Waste Services pursuant to the Exchange Act after the date of this prospectus and before the end of the offering of the securities.

      You may request a copy of these filings, at no cost, by writing or telephoning our Corporate Secretary at the following address:

Waste Services, Inc.

1122 International Blvd., Suite 601
Burlington, Ontario L7L 6Z8
Attention: Corporate Secretary
Tel: (905) 319-1237

      Exhibits to the filings will not be sent, however, unless those exhibits have specifically been incorporated by reference in this prospectus.

USE OF PROCEEDS

      We will not receive any cash proceeds upon the issuance of the common stock upon exchange or redemption of the exchangeable shares. Proceeds from the issuance of up to 15,150,000 shares of our common stock upon the exercise of warrants will be used for general corporate purposes. We expect to receive gross proceeds of approximately $48.1 million if all warrants are exercised at their respective exercise prices.

CAPITALIZATION

      The following table sets forth our capitalization as of March 31, 2004 on an actual basis and on a pro forma basis to give effect to the closing of the acquisitions of Florida Recycling and the remaining Allied assets and the financing transactions that were completed on April 30, 2004, and on an as adjusted pro forma basis to reflect the migration transaction.

      You should read this table in conjunction with our unaudited pro forma condensed consolidated financial statements as of March 31, 2004, our interim unaudited condensed consolidated financial statements for the three months ended March 31, 2004 and our annual financial statements for the year ended December 31, 2003, as filed on Forms 8-K, 10-Q and 10-K, respectively, with the SEC, and which are incorporated by reference in this prospectus.

	As of March 31, 2004

			Adjusted
	Actual(1)	Pro Forma(2)	Pro Forma(3)

	(in thousands, except per share amounts)
Debt:
Senior 364-day credit facilities	$184,125	$—	$—
Senior secured credit facilities — term loan	—	100,000	100,000
Senior subordinated notes	—	160,000	160,000
Subordinated notes	8,248	8,248	8,248
Capital lease obligations	1,633	1,633	1,633

Total debt	194,006	269,881	269,881
Mandatorily redeemable shares of preferred stock of Waste Services(4)	52,039	52,039	52,039
Shareholders’ equity:
Common shares of Capital Environmental, no par value; unlimited shares authorized; 73,707,902 shares issued (actual) and 95,357,902 shares issued (pro forma)	245,133	339,165	—
Warrants to purchase common shares of Capital Environmental	24,754	27,288	—
Deferred stock based compensation of Capital Environmental	(130)	(130)	—
Shares of preferred stock of Waste Services, $0.01 par value; 5,000,000 shares authorized(4)	—	—	—
Shares of common stock of Waste Services, $0.01 par value; 500,000,000 shares authorized; 95,357,902 shares issued on an adjusted pro forma basis(5)	—	—	954
Additional paid-in capital of Waste Services	—	—	338,211
Warrants to purchase shares of common stock of Waste Services	—	—	27,288
Deferred stock based compensation of Waste Services	—	—	(130)
Accumulated other comprehensive income	13,786	13,786	13,786
Accumulated deficit	(66,792)	(66,792)	(66,792)

Total Capitalization	$462,796	$635,237	$635,237

(1)	Represents actual historical Capital Environmental balances as of March 31, 2004.

(2)	Represents pro forma Capital Environmental balances as of March 31, 2004 as filed on Form 8-K with the SEC on June 9, 2004. These balances have been adjusted, on a pro forma basis, to reflect: (i) the acquisition of certain assets from Allied Waste Industries, Inc. in the Jacksonville metropolitan area; (ii) the acquisition of Florida Recycling; (iii) borrowings under our new senior secured credit facilities; (iv) an offering of senior subordinated notes of Waste Services; (v) the private placement and registration of common shares and warrants to purchase common shares of Capital Environmental; and (vi) the repayment of our previously outstanding 364-day credit facilities.

(3)	Represents pro forma Capital Environmental balances as of March 31, 2004 as filed on Form 8-K with the SEC on June 9, 2004, further adjusted for the effects of the migration transaction.

(4)	Of the 5,000,000 shares of authorized preferred stock of Waste Services, 100,000 shares have been designated as Series A of which, 55,000 shares are issued and outstanding. Due to certain redeemable features of the issued and outstanding shares of preferred stock, they are classified as a liability outside of equity. The amount of $52.0 million is net of a discount of $12.4 million.

(5)	The adjusted pro forma capitalization contemplates the eventual conversion of all exchangeable shares into shares of issued and outstanding common stock of Waste Services.

PLAN OF DISTRIBUTION

      We will distribute the shares of common stock of Waste Services covered by this prospectus only upon exchange or redemption of the exchangeable shares of Capital Environmental, or upon exercise of warrants to purchase shares of common stock of Waste Services. No broker, dealer or underwriter has been engaged in connection with such exchange or redemption, or exercise of warrants.

Exchange or Redemption of Exchangeable Shares

      The exchangeable shares were issued by Capital Environmental and are exchangeable at any time on a one-for-one basis, at the option of the holder, for common stock of Waste Services. On the effective date of the migration transaction, Waste Services, Capital Environmental and Computershare Trust Company of Canada, as trustee, entered into a voting and exchange trust agreement.

Retraction, Redemption and Call Rights Applicable to Exchangeable Shares

     Retraction of Exchangeable Shares

      Subject to the exercise by Capital Environmental Holdings Company, our direct wholly-owned Canadian subsidiary (whom we refer to as Capital Holdings), of its retraction call right which is further described below, a holder of exchangeable shares will be entitled at any time to retract (that is, require Capital Environmental to redeem) any or all of the exchangeable shares registered in the name of such holder for an amount per share equal to the current market price of a share of common stock of Waste Services (determined on the basis of the average of the market price of such common stock over 20 days) on the last business day prior to the retraction date, which will be satisfied in full by Capital Environmental causing to be delivered to such holder one share of common stock of Waste Services, together with all declared and unpaid dividends on each such exchangeable share held by such holder on any dividend record date which occurred prior to the retraction date.

      A holder of exchangeable shares may effect such retraction by presenting:

•	a certificate or certificates to Capital Environmental or the transfer agent representing the number of exchangeable shares the holder desires to retract;

•	a duly executed retraction request indicating the number of exchangeable shares the holder desires to retract and the retraction date (provided that (a) the retraction date is not less than 10 business days and not more than 15 business days after the date on which the retraction request is received by Capital Environmental and (b) if no date is specified by the holder in the retraction request, the retraction date will be deemed to be the 15th business day after the date on which the retraction request is received by Capital Environmental and provided further that if the retraction date resulting from the foregoing is not a Tuesday or Friday then the retraction date will be the nearest following Tuesday or Friday (or, if such Tuesday or Friday is not a business day, the business day preceding such Tuesday or Friday), and acknowledging the retraction call right; and

•	such other documents as may be required to effect the retraction.

      When a holder requests Capital Environmental to redeem retracted shares, Capital Holdings will have an overriding retraction call right to purchase on the retraction date all but not less than all of the retracted shares, at the relevant retraction price per share. Upon receipt of a retraction request, Capital Environmental will immediately notify Capital Holdings of the retraction request. Capital Holdings must then advise Capital Environmental within five business days as to whether Capital Holdings will exercise the retraction call right. If Capital Holdings does not so advise, Capital Environmental will notify the holder as soon as possible thereafter that Capital Holdings will not exercise the retraction call right. If Capital Holdings advises Capital Environmental that Capital Holdings will exercise the retraction call right within such five business day period, then provided the retraction request is not revoked by the holder as described below, the retraction request shall be considered only to be an offer by the holder to sell the retracted shares to Capital Holdings in accordance with the retraction call right.

      A holder may revoke its retraction request, by notice in writing to Capital Environmental, at any time prior to the close of business on the business day preceding the retraction date, in which case the retracted shares will neither be purchased by Capital Holdings nor be redeemed by Capital Environmental. If a holder does not revoke its retraction request, on the retraction date, the retracted shares will be purchased by Capital Holdings or redeemed by Capital Environmental, as the case may be, in each case as set out above.

      If, as a result of solvency requirements or other provisions of applicable law, Capital Environmental is not permitted to redeem all retracted shares tendered by a retracting holder and provided Capital Holdings shall not have exercised its retraction call right with respect to such shares, Capital Environmental will redeem only those retracted shares tendered by the holder as would not be contrary to such provisions of applicable law. In such event, Waste Services will be required to purchase the retracted shares not redeemed on the retraction date on the same terms as were otherwise required of Capital Environmental.

     Redemption of Exchangeable Shares

      On the redemption date, as described below, subject to applicable law and Capital Holding’s overriding redemption call right, which is further described below, Capital Environmental will redeem all but not less than all of the then outstanding exchangeable shares for an amount per share equal to the current market price of a share of common stock of Waste Services (determined on the basis of the average of the market price of such common stock over 20 days) on the last business day prior to the redemption date, which will be satisfied in full by Capital Environmental causing to be delivered to such holder one share of common stock of Waste Services, together with all declared and unpaid dividends on each such exchangeable share held by such holder on any dividend record date which occurred prior to the redemption date.

      The “redemption date” is the date established by the directors of Capital Environmental for the redemption by Capital Environmental of all the outstanding exchangeable shares, which will not be earlier than December 31, 2016 unless:

•	the number of exchangeable shares outstanding (other than exchangeable shares held by Waste Services and its affiliates) is less than one million, as that number of shares may be adjusted by the Board of Directors to give effect to any subdivision or consolidation of or stock dividend on the exchangeable shares or other specified events, in which case the Board of Directors may accelerate the redemption date to an earlier date upon at least 60 days’ prior written notice to the registered holders of the exchangeable shares and the trustee;

•	each of the following occurs: (1) any merger, amalgamation, tender offer, material sale of shares or rights or interests therein or thereto or similar transactions involving Waste Services or any proposal to do so occurs that has been approved by the Board of Directors and recommended to the shareholders of Waste Services for approval, and (2) the Board of Directors has determined, in good faith and in its sole discretion, that it is not reasonably practicable to substantially replicate the terms and conditions of the exchangeable shares in connection with the event or transaction and that the redemption of all but not less than all of the outstanding exchangeable shares is necessary to enable the completion of the event or transaction in accordance with its terms, in which case the Board of Directors may accelerate the redemption date to an earlier date upon such written notice to the registered holders of the exchangeable shares and the trustee as is reasonably practicable in the circumstances;

•	each of the following occurs: (1) a matter arises on which the holders of exchangeable shares are entitled to vote as a separate class of shareholders of Capital Environmental, including in order to approve or disapprove, as applicable, any change to, or in the rights of the holders of, the exchangeable shares, to maintain the economic equivalence of the exchangeable shares; (2) the Board of Directors has determined, in good faith and in its sole discretion, that it is not reasonably practicable to accomplish the business purpose intended by the matter (which business purpose must be bona fide and not for the primary purpose of causing the occurrence of the redemption date), in any other commercially reasonable manner that does not result in the holders of exchangeable shares being entitled to vote as a separate class of shareholders of Capital Environmental; and (3) the holders of exchangeable shares fail to take the necessary action at a meeting or other vote of holders of exchangeable shares to approve or disapprove, as applicable, the matter, in which case the redemption date will be the business day following the day on which the holders of exchangeable shares failed to take the necessary action and the Board of Directors will give such written notice of the redemption to the registered holders of exchangeable shares and the trustee as is reasonably practicable in the circumstances; or

•	applicable Canadian tax legislation is amended and becomes effective such that substantially all holders of exchangeable shares who are residents of Canada may exchange their exchangeable shares for shares of common stock of Waste Services on a tax deferred basis, in which case the Board of Directors may accelerate the redemption date to an earlier date upon at least 60 days’ prior written notice to the registered holders of the exchangeable shares and the trustee.

      Capital Holdings will have an overriding redemption call right to purchase on the redemption date all of the outstanding exchangeable shares (other than those held by Waste Services and its affiliates) for an amount per share equal to the current market price of a share of common stock of Waste Services (determined on the basis of the average of the market price of such common stock over 20 days) on the last business day prior to the redemption date, which will be satisfied in full by Capital Holdings delivering or causing to be delivered to such holder one share of common stock of Waste Services, together with all declared and unpaid dividends on each such exchangeable share held by such holders on any dividend record date which occurred prior to the redemption date.

      Capital Environmental must notify the holders of exchangeable shares and the trustee in writing at least 30 days before redeeming the exchangeable shares (or before purchase by Capital Holdings pursuant to its overriding call right) on the redemption date or as described above. However, the accidental failure to give notice of a redemption described above will not invalidate the redemption.

     Purchase for Cancellation

      Subject to applicable law, Capital Environmental may at any time and from time to time purchase for cancellation all or any part of exchangeable shares by private agreement with any holder of exchangeable shares. In addition, subject to applicable law and the articles of Capital Environmental, Capital Environmental may at any time and from time to time purchase for cancellation all or any part of the outstanding exchangeable shares, by tender to all holders of record of exchangeable shares then outstanding or through the facilities of any stock exchange on which the exchangeable shares are listed or quoted, at any price per share together with an amount equal to all declared and unpaid dividends for which the record date has occurred prior to the date of purchase.

Liquidation Rights of Holders of Exchangeable Shares

     Liquidation Rights with Respect to Capital Environmental

      In the event of the liquidation, dissolution or winding up of Capital Environmental or any other distribution of the assets of Capital Environmental among its shareholders for the purpose of winding up its affairs, each holder of the exchangeable shares will have, subject to applicable law, preferential rights to receive from the assets of Capital Environmental an amount per exchangeable share equal to the current market price of a share of common stock of Waste Services (determined on the basis of the average of the market price of such common stock over 20 days) on the last business day prior to the effective date of such liquidation, dissolution or winding up (referred to as the “liquidation date”), which will be satisfied in full by Capital Environmental causing to be delivered to such holder one share of common stock of Waste Services, together with all declared and unpaid dividends on each such exchangeable share held by such holder on any dividend record date which occurred prior to the liquidation date.

      In the event of the proposed liquidation, dissolution or winding up of Capital Environmental or any other distribution of assets of Capital Environmental among its shareholders for the purpose of winding up its affairs, Capital Holdings will have an overriding liquidation call right to purchase all but not less than all of the outstanding exchangeable shares from the holders thereof on the liquidation date for a purchase price per share equal to the current market price of a share of common stock of Waste Services (determined on the basis of the average of the market price of such common stock over 20 days) on the last business day prior to the liquidation date, which will be satisfied in full by Capital Environmental causing to be delivered to such holder one share of common stock of Waste Services, together with all declared and unpaid dividends on each such exchangeable share held by such holders on any dividend record date which occurred prior to the liquidation date.

     Liquidation Rights with Respect to Waste Services

      In order for the holders of the exchangeable shares to participate on a pro rata basis with the holders of shares of common stock of Waste Services in the event of a liquidation of Waste Services, each exchangeable share will automatically be exchanged with Waste Services for one share of common stock of Waste Services and payment of any declared and unpaid dividends on the exchangeable shares pursuant to the voting and exchange trust agreement. Upon a holder’s request and surrender of exchangeable share certificates, duly endorsed in blank and accompanied by such instruments of transfer as Waste Services may reasonably require, Waste Services will deliver to such holder shares of common stock of Waste Services.

     Exchangeable Shareholder Put Rights

      In the event Capital Environmental becomes subject to prescribed forms of bankruptcy, or in the event a holder of exchangeable shares fails to receive the full amount of the purchase price for such shares from either Capital Environmental (upon a retraction or redemption made pursuant to the terms of the exchangeable share provisions) or from Capital Holdings (upon a purchase made pursuant to Capital Holdings’ overriding rights in connection with retractions or redemptions of exchangeable shares or upon a liquidation of Capital Environmental), a holder of exchangeable shares has the right to require Waste Services to purchase the holder’s exchangeable shares, which obligation Waste Services may, in its discretion, satisfy by causing Capital Environmental to so purchase.

Withholding Rights

      Each of Waste Services, Capital Environmental, Capital Holdings and the trustee under the voting and exchange trust agreement will be entitled to deduct and withhold from any consideration otherwise payable to any holder of exchangeable shares or Waste Services common stock such amounts as Waste Services, Capital Environmental, Capital Holdings or the trustee, as the case may be, is required to deduct and withhold with respect to such payment under the Income Tax Act (Canada), the United States Internal Revenue Code or any provision of federal, provincial, territorial, state, local or foreign tax law in each case as amended or succeeded. To the extent that amounts are so withheld, such withheld amounts will be treated for all purposes as having been paid to the holder in respect of which the deduction and withholding was made, provided that the withheld amounts are actually remitted to the appropriate taxing authority. To the extent that the amount so required to be deducted or withheld from any payment to a holder exceeds the cash portion of the consideration otherwise payable to the holder, Waste Services, Capital Environmental, Capital Holdings and the trustee are authorized to exchange such number of exchangeable shares for Waste Services common stock and sell or otherwise dispose of the portion of the consideration as is necessary to provide sufficient funds to Waste Services, Capital Environmental, Capital Holdings or the trustee, as the case may be, to enable it to comply with the deduction or withholding requirement and Waste Services, Capital Environmental, Capital Holdings or the trustee will notify the holder and remit to the holder any unapplied balance of the net proceeds of such sale.

INCOME TAX CONSIDERATIONS

Canadian Federal Income Tax Considerations

      In the opinion of Blake, Cassels & Graydon LLP, our Canadian counsel, the following is an accurate summary of the principal Canadian federal income tax considerations under the Income Tax Act (Canada) generally applicable to you if acquire shares of Waste Services common stock on the exercise of a warrant or on the exchange of exchangeable shares and if, for purposes of the Income Tax Act (Canada), you are or are deemed to be resident in Canada at all relevant times, you deal with us at arm’s length, you are not affiliated with us and you hold your exchangeable shares or warrants and will hold the shares of Waste Services common stock as capital property.

      This discussion does not apply to you if you are a “financial institution,” as defined in the Income Tax Act (Canada), and are therefore subject to the mark-to-market rules of the Income Tax Act (Canada). This summary also does not apply to you if Waste Services is or will be your “foreign affiliate” for purposes of the Income Tax Act (Canada).

      The exchangeable shares, warrants and shares of Waste Services common stock will generally be considered to be capital property to you unless the securities are held by you as part of a business of buying and selling securities or the securities are acquired in a transaction considered to be an adventure in the nature of trade. If you do not hold your exchangeable shares or warrants or will not hold shares of Waste Services common stock as capital property, you should consult your own tax advisors for information and advice having regard to your particular circumstances.

      This summary is based on the current provisions of the Income Tax Act (Canada) and the regulations thereunder, the administrative and assessing policies and practices published by the Canada Revenue Agency, or the CRA, prior to today and specific proposals to amend the Income Tax Act (Canada) and regulations thereunder publicly announced by or on behalf of the Canadian Minister of Finance prior to today (referred to as the “tax proposals”). No assurances can be given that the tax proposals will be enacted in the form announced or at all. This summary does not take into account or anticipate any changes in law or administrative and assessing policies and practices, other than the tax proposals, nor does it take into account provincial or territorial taxes or taxes of countries other than Canada. No advance tax ruling from the CRA has been sought or obtained in respect of the migration transaction and accordingly no assurances can be given that the CRA will not assert a position contrary to one or more positions reflected in the summary below.

      For purposes of the Income Tax Act (Canada), all amounts relating to the acquisition, holding or disposition of shares of Waste Services common stock must be expressed in Canadian dollars. Amounts denominated in U.S. dollars must be converted into Canadian dollars based on the U.S. dollar exchange rate generally prevailing at the time such amounts arise.

      This summary is of a general nature only and is not intended to be, and should not be construed to be, legal, business or tax advice to you. Therefore, you should consult your own tax advisors with respect to your particular circumstances.

     Receipt of Waste Services common stock upon the exercise of warrants

      No gain or loss will be realized by you upon the exercise of a warrant. When a warrant is exercised, your cost of the shares of Waste Services common stock acquired by you will be equal to the aggregate of your adjusted cost base of the warrant and the exercise price paid pursuant to the warrant. In determining your adjusted cost base of the shares of Waste Services common stock held by you at such time, such cost must be averaged with the adjusted cost base of any other shares of Waste Services common stock held by you at that time as capital property for the purposes of determining the adjusted cost base of your Waste Services common stock.

     Receipt of Waste Services common stock upon an exchange of Exchangeable Shares

      The tax treatment of amounts received on an exchange of exchangeable shares depends on whether they are disposed of to Capital Environmental or another person. On a disposition of exchangeable shares to Capital Environmental (that is, on a redemption of those shares), a Canadian resident will generally be considered to:

•	realize a deemed dividend equal to the amount by which the proceeds of disposition received from Capital Environmental (that is, the fair market value at the time of disposition of the shares of Waste Services common stock received plus any amount received in respect of unpaid dividends) exceed the “paid-up capital,” as defined in the Income Tax Act (Canada), of those exchangeable shares at that time;

•	realize a capital gain (or capital loss), equal to the amount by which the proceeds of disposition described above, less the deemed dividend described above, exceed (or are less than) the sum of: (1) the Canadian resident’s “adjusted cost base,” as defined in the Income Tax Act (Canada), of those exchangeable shares determined immediately before the disposition, and (2) any reasonable costs of disposition; and

•	acquire those shares of Waste Services common stock at a cost equal to their fair market value at that time (which cost is averaged with the adjusted cost base of any other shares of Waste Services common stock held by the Canadian resident as capital property at that time for the purposes of determining the holder’s adjusted cost base of such shares of Waste Services common stock).

      For a description of the tax treatment of deemed dividends, see “Deemed Dividends on Exchangeable Shares”. In the case of a Canadian resident that is a corporation, in some cases the deemed dividend may be considered not to be a dividend, but rather proceeds of disposition. For a description of the tax treatment of capital gains and losses, see “Capital Gains and Capital Losses”.

      On a disposition of exchangeable shares to Waste Services or Capital Holdings (that is, on the exercise of any of the call rights or exchange rights), subject to the comments below under the heading “Economic Statement of October 18, 2000”, a Canadian resident will be considered to:

•	dispose of those exchangeable shares for proceeds of disposition equal to the fair market value determined at the time of disposition of the shares of Waste Services common stock received on the exchange plus any amount received from Waste Services or Capital Holdings equal to the amount of declared and unpaid dividends on the exchangeable shares, unless this latter amount is required to be included in computing income as a dividend;

•	realize a capital gain (or capital loss) equal to the amount by which those proceeds of disposition exceed (or are less than) the sum of: (1) the Canadian resident’s adjusted cost base of the exchangeable shares determined immediately before the disposition, and (2) any reasonable costs of disposition; and

•	acquire those shares of Waste Services common stock at a cost equal to their fair market value at that time (which cost is averaged with the adjusted cost base of any other shares of Waste Services common stock held by the Canadian resident as capital property at that time for the purposes of determining the holder’s adjusted cost base of such shares of Waste Services common stock).

      Because of the call rights and the exchange rights, a holder of exchangeable shares cannot control whether the shares will be acquired by Capital Environmental (by way of redemption) or by Waste Services or Capital Holdings (by way of a purchase). As outlined above, the income tax consequences of a redemption differ significantly from those of a purchase. For a description of the tax treatment of capital gains and losses, see “Capital Gains and Capital Losses”.

     Deemed Dividends on Exchangeable Shares

      For purposes of the discussion below, dividends generally include deemed dividends arising on a disposition of exchangeable shares to Capital Environmental. As described above, a deemed dividend will not result on a disposition of exchangeable shares to Waste Services or Capital Holdings. Dividends on exchangeable shares received by an individual (including most trusts) are included in computing the individual’s income when received and are subject to the gross-up and dividend tax credit rules generally applicable to taxable dividends received from a corporation resident in Canada.

      Subject to the discussion below as to the denial of the dividend deduction, in the case of a Canadian resident that is a corporation, other than a “specified financial institution”, dividends received on the exchangeable shares will be included in computing income and will generally be deductible in computing its taxable income. In the case of a Canadian resident corporation that is a “specified financial institution”, a dividend will be deductible in computing its taxable income only if the “specified financial institution” did not acquire the exchangeable shares in the ordinary course of the business carried on by it.

      If Waste Services or any other person with whom Waste Services does not deal at arm’s length is a “specified financial institution” when a dividend is paid on an exchangeable share, dividends received by a Canadian resident that is a corporation will be included in computing income but will not be deductible in computing taxable income. Waste Services has advised counsel that neither it nor any person with whom it does not deal at arm’s length will be a “specified financial institution” following the effective date of the migration transaction.

      A “private corporation” or a “subject corporation,” as defined in the Income Tax Act (Canada), may be liable under Part IV of the Income Tax Act (Canada) to pay a refundable tax of 33 1/3% on dividends received on exchangeable shares to the extent they are deductible in computing taxable income. A “Canadian-controlled private corporation,” as defined in the Income Tax Act (Canada), may be liable to pay an additional refundable tax of 6 2/3% on dividends received on exchangeable shares to the extent they are not deductible in computing taxable income.

      The exchangeable shares will be “taxable preferred shares” and “short-term preferred shares” for the purposes of the Income Tax Act (Canada). Accordingly, Capital Environmental will be subject to a 50% (reduced from 66 2/3% under the tax proposals) tax under Part VI.l of the Income Tax Act (Canada) on dividends paid on the exchangeable shares in excess of an annual dividend allowance and will be entitled to deduct three times (increased from  9/4 under the tax proposals) the amount of such tax payable in computing its taxable income under Part I of the Income Tax Act (Canada). Dividends received on the exchangeable shares will not be subject to the 10% tax under Part IV.1 of the Income Tax Act (Canada).

     Dividends on shares of common stock of Waste Services

      Dividends on shares of common stock of Waste Services, including the amount of U.S. taxes withheld therefrom, are included in the Canadian resident’s income when received and are not eligible for:

•	the gross-up and dividend tax credit, in the case of recipients who are individuals; or

•	the deduction in computing taxable income, in the case of recipients that are corporations,

      in each case, as described under “Dividends on Exchangeable Shares”. A “Canadian-controlled private corporation” may be liable to pay a refundable tax of 6 2/3% on such amounts. U.S. withholding tax on such amounts may be credited against the Canadian resident’s income tax payable or deducted from income subject to limitations in the Income Tax Act (Canada). See “U.S. Federal Income Tax Consequences — Non-U.S. Holders”.

     Disposition of shares of Waste Services common stock

      On a disposition of shares of Waste Services common stock, a Canadian resident will realize a capital gain (or capital loss) equal to the amount by which the proceeds of disposition received exceed (or are less than) the sum of: (1) the Canadian resident’s adjusted cost base of those shares of Waste Services common stock, and (2) any reasonable costs of disposition. For a description of the tax treatment of capital gains and losses, see “Capital Gains and Capital Losses”.

     Capital Gains and Capital Losses

      Generally, one-half of any capital gain (the “taxable capital gain”) is required to be included in the Canadian resident’s income for the taxation year of disposition, and one-half of any capital loss (the “allowable capital loss”) may be deducted against the Canadian resident’s taxable capital gains for the taxation year of disposition. Allowable capital losses in excess of taxable capital gains in a particular taxation year can generally be deducted against the net taxable capital gains of the three immediately prior taxation years or any later taxation year, subject to certain limitations in the Income Tax Act (Canada).

      When an individual (other than certain trusts) realizes a capital gain, alternative minimum tax may arise, depending on the individual’s particular circumstances. A “Canadian-controlled private corporation” may be liable to pay an additional refundable tax of 6 2/3% on “taxable capital gains”.

      The amount of any capital loss realized by a corporation on the disposition of a share may be reduced by the amount of dividends received or deemed to be received on that share. Similar rules may apply where a corporation is a member of a partnership or a beneficiary of a trust that owns shares, directly or indirectly, through a partnership or trust.

     Foreign Investment Entity Draft Legislation

      On October 30, 2003, the Canadian Minister of Finance released revised draft legislation to amend the Income Tax Act (Canada) to implement previously announced rules concerning the taxation of holdings in “foreign investment entities”. The proposed rules are to apply to taxation years commencing after 2002. It is not certain, however, that the draft legislation will be enacted in the form announced or at all. In general terms, the proposed rules would apply to a share of, or a property that is convertible into, exchangeable for, or confers a right to acquire a share of, a “foreign investment entity” other than an “exempt interest”.

      The proposed rules would require a determination, on an annual basis, as to whether or not Waste Services is a “foreign investment entity” and whether the shares of Waste Services common stock constitute an “exempt interest”.

      Based on the activity to be carried on by Waste Services and its subsidiaries immediately following the migration transaction, it is unlikely that Waste Services will then be a “foreign investment entity” under the proposed rules. Canadian counsel to Capital Environmental expresses no opinion on such status.

      In any event, a share of Waste Services common stock would be an “exempt interest” of a Canadian resident if the shares of Waste Services common stock are listed on a “prescribed stock exchange” (which includes the Nasdaq), there are at least 150 holders, each of whom owns shares of Waste Services common stock with a fair market value of at least $500, the Canadian resident holder together with non-arm’s length persons does not own more than 10% of the shares of Waste Services common stock and it is reasonable to conclude that the Canadian resident had no tax avoidance motive for the acquisition of the share. For this purpose, the Canadian resident will be regarded as having a tax avoidance motive if it is reasonable to conclude that the main reasons for acquiring the share include benefiting from income, profits or gains or increases in value in respect of “investment property” held by the Waste Services group and from the deferral or reduction of tax on such income, profits or gains. The proposed rules set out a number of factors to be considered in determining the existence of a tax avoidance motive.

      If Waste Services were a “foreign investment entity” and if the shares of Waste Services common stock did not constitute an “exempt interest” of a Canadian resident, the Canadian resident would be required to take into account in computing income, on an annual basis, the “designated cost” of the shares of Waste Services common stock multiplied by a prescribed rate of interest. Alternatively, the Canadian resident may be permitted to elect the “mark-to-market” method under which the Canadian resident would be required to take into account in computing income any increase (or decrease) in the value of the shares of Waste Services common stock during each taxation year.

     Economic Statement of October 18, 2000

      In the Economic Statement released on October 18, 2000, the Canadian Minister of Finance announced a proposal to formulate and introduce a rule to permit shares of a Canadian corporation held by a Canadian resident to be exchanged for shares of a foreign corporation on a tax-deferred basis. This statement included no details of the circumstances in which such tax-deferred share-for-share exchange could occur but rather indicated that these rules would be developed in consultation with the private sector. The Minister’s statement indicated that any such rule would not be effective before the public release of draft legislation including such rule. In the Federal Budget of March 23, 2004, the Canadian Minister of Finance stated that a detailed proposal will be released in the near future for public review and comment. To date, a detailed proposal has not been released.

      Draft legislation containing the proposed rule described above could be released in time to affect the exchange of such exchangeable shares for shares of Waste Services common stock, and it is therefore possible that such exchange may be achieved on a tax-deferred basis. In any case until such rule is developed and released, it is not possible to state whether it would apply to an exchange of exchangeable shares for shares of Waste Services common stock. Shareholders should consult their own tax advisors once the draft legislation is released to determine how it might apply to their particular circumstances.

     Foreign Property Information Reporting

      A holder of shares of Waste Services common stock who is a “specified Canadian entity” for a taxation year or fiscal period and whose total cost amount of “specified foreign property”, including the shares of Waste Services common stock, at any time in the year or fiscal period exceeds Cdn$100,000 is required to file an information return for the year or period disclosing prescribed information, including the holder’s cost amount, any dividends received in the year and any gains or losses realized in the year, in respect of such property. With some exceptions, a taxpayer resident in Canada in the year will be a “specified Canadian entity”. Holders of shares of Waste Services common stock should consult their own tax advisors about whether they must comply with these rules.

U.S. Federal Income Tax Consequences

      In the opinion of Shearman & Sterling LLP, special U.S. federal income tax counsel to Waste Services Inc., the following discussion accurately describes the material U.S. federal income tax consequences of the ownership and disposition of shares of Waster Services common stock that generally are applicable to beneficial owners (“Holders”) acquiring such shares pursuant to the exercise of the warrants or, in the case of “Non-U.S. Holders” (as defined below), in exchange for the exchangeable shares. This summary is based upon the Internal Revenue Code of 1986, as amended (the “Code”), existing and proposed Treasury regulations, administrative pronouncements of the Internal Revenue Service (“IRS”) and judicial decisions, all as currently in effect, and all of which are subject to change, possibly on a retroactive basis, or differing interpretations. No ruling has been or will be sought from the IRS with respect to any of the U.S. federal income tax considerations discussed below. There can be no assurance that the IRS will not disagree with or challenge any position taken with respect to such tax considerations, or that any such position, if challenged, would be sustained.

      This summary applies only to Holders that have held warrants or, in the case of Non-U.S. Holders, exchangeable shares, and that will hold shares of Waste Services common stock, as capital assets, within the meaning of the Code. Moreover, this summary is intended for general information only, and does not address all of the U.S. federal income tax considerations that may be relevant to the particular circumstances of Holders, or to Holders that may be subject to special treatment under U.S. federal income tax rules (such as financial institutions, insurance companies, broker-dealers, tax-exempt organizations, partnerships and other pass-through entities, expatriates of the United States, Holders that hold their Waste Services common stock as a hedge or as part of a straddle, constructive sale or conversion or other integrated transaction, Holders who acquired warrants or exchangeable shares as compensation, Holders subject to the alternative minimum tax, Holders owning, directly or indirectly, actually or constructively, more than 5% of the shares of Waste Services common stock and U.S. Holders (as defined below) having a functional currency other than the U.S. dollar). Finally, this summary does not discuss the application to Holders of any state, local or non-U.S. tax laws, or any aspect of U.S. federal tax law other than income taxation.

      Prospective Holders should consult their tax advisors as to the particular tax consequences to them of the ownership and disposition of shares of Waste Services common stock, including the application and effect of state, local and non-U.S. tax laws.

      For purposes of this summary, a “U.S. Holder” is a beneficial owner of shares of Waste Services common stock that, for U.S. federal income tax purposes, is (i) an individual who is a citizen or resident of the United States; (ii) a corporation (or other entity taxable as a corporation) created or organized under the laws of the United States or any state thereof or the District of Columbia; (iii) an estate the income of which is subject to U.S. federal income taxation regardless of its source or (iv) a trust if (A) a court within the United States is able to exercise primary supervision over the administration of such trust and one or more U.S. persons have the authority to control all substantial decisions of such trust or (B) the trust has a valid election in effect under applicable Treasury regulations to be treated as a U.S. person. A “Non-U.S. Holder” is a beneficial owner of shares of Waste Services common stock that is not a U.S. Holder or a partnership (including an entity that is treated as a partnership for U.S. federal income tax purposes). If a partnership holds shares of Waste Services common stock, the U.S. federal income tax treatment of a partner in the partnership generally will depend upon the status of the partner and the activities of the partnership. Partners of partnerships that hold shares of Waste Services common stock should consult their tax advisors.

Taxation of U.S. Holders

      Exercise of warrants. A U.S. Holder will not be subject to U.S. federal income tax as a result of the exercise of warrants to purchase shares of Waste Services common stock. A U.S. Holder’s adjusted tax basis in the shares of Waste Services common stock received pursuant to the exercise of the warrants will be equal to the sum of the amount paid, if any, to purchase the warrants and the exercise price paid for the shares of Waste Services common stock received pursuant to the exercise of the warrants. The holding period for such shares of Waste Services common stock will not include the period of time that the U.S. Holder held the warrants.

      Dividends. Distributions of cash or property in respect of shares of Waste Services common stock that are paid out of current or accumulated earnings and profits (as determined under U.S. federal income tax principles) of Waste Services will constitute dividends for U.S. federal income tax purposes. A dividend paid to a U.S. Holder will be includible in gross income, as ordinary dividend income, at the time of receipt. Any distribution in respect of shares of Waste Services common stock that exceeds the current and accumulated earnings and profits of Waste Services will be treated first as a tax-free return of capital to the extent of the U.S. Holder’s adjusted tax basis in the shares of Waste Services common stock, and thereafter as capital gain from the sale or exchange of the Waste Services common stock.

      Under current U.S. federal income tax law, certain U.S. Holders (including individuals) are eligible for preferential rates of U.S. federal income taxation on dividends in respect of the Waste Services common stock paid through December 31, 2008. U.S. Holders that are corporations can qualify for a “dividends received deduction” for dividends in respect of Waste Services common stock. The ability of U.S. Holders to obtain preferential U.S. federal income tax rates or a dividends received deduction in respect of dividends is subject to the satisfaction of minimum holding period and other requirements.

      Sales or other taxable dispositions. Upon a sale or other taxable disposition of shares of Waste Services common stock, a U.S. Holder generally will recognize capital gain or loss equal to the difference between the amount realized on the sale or other taxable disposition and the U.S. Holder’s adjusted tax basis in the shares of Waste Services common stock. Such capital gain or loss will be long-term capital gain or loss if the U.S. Holder has held the shares of Waste Services common stock for more than one year at the time of the sale or other taxable disposition. Long-term capital gains of certain U.S. Holders (including individuals) are eligible for reduced rates of U.S. federal income taxation. The deductibility of capital losses is subject to limitations under the Code

Taxation of Non-U.S. Holders

      Receipt of Waste Services common stock upon the exercise of warrants or an exchange of exchangeable shares. A Non-U.S. Holder will not be subject to U.S. federal income tax as a result of the exercise of warrants to purchase shares of Waste Services common stock. A Non-U.S. Holder generally will not be subject to U.S. federal income tax on any gain realized on the exchange of exchangeable shares for shares of Waste Services common stock, unless (i) the gain is effectively connected with such Non-U.S. Holder’s conduct of a trade or business within the United States and, if an applicable income tax treaty requires, the gain is attributable to a permanent establishment maintained by such Non-U.S. Holder in the United States, or (ii) the Non-U.S. Holder is an individual who was present in the United States for 183 or more days in the taxable year of the exchange and certain other conditions are met. . However, while the matter is not clear under current U.S. federal income tax law, an exchange of exchangeable shares for Waste Services common stock may be able to qualify as a tax-free “reorganization” under section 368 of the Code. Where relevant, Non-U.S. Holders should consult their own tax advisors regarding the possible U.S. federal income tax treatment of such an exchange as a reorganization.

      If Waste Services is determined to be a United States real property holding corporation, or USRPHC, a Non-U.S. Holder might be subject to U.S. federal income tax in respect of gain realized on the exchange of exchangeable shares for shares of Waste Services common stock in some circumstances. See “Sales or Other Taxable Dispositions” below.

      Dividends. Dividends in respect of shares of Waste Services common stock that are paid to a Non-U.S. Holder generally will be subject to U.S. federal withholding tax at a 30% rate or at a lower rate as may be specified by an applicable income tax treaty. In this regard, under the income tax treaty in effect between the United States and Canada, the rate of U.S. federal withholding tax on dividends can be reduced to 15% for qualifying Non-U.S. Holders. In order for a Non-U.S. Holder to obtain a reduced rate of U.S. federal withholding tax under an applicable income tax treaty, the Non-U.S. Holder will be required to provide a properly completed and executed IRS Form W-8BEN (or a successor form) establishing the Non-U.S. Holder’s eligibility for benefits under such treaty. If a dividend received by a Non-U.S. Holder is effectively connected with the conduct by the Non-U.S. Holder of a trade or business within the United States and, if an applicable income tax treaty requires, attributable to a U.S. permanent establishment maintained by the Non-U.S. Holder, then the dividend will not be subject to U.S. federal withholding tax provided that the Non-U.S. Holder furnishes a properly completed and executed IRS Form W-8ECI (or a successor form). Instead, the Non-U.S. Holder generally will be taxable on such an “effectively connected” dividend in the same manner as a U.S. resident (and thus, subject to U.S. federal income tax on a net basis at the regular graduated tax rates). A Non-U.S. Holder that is a corporation also may be subject to a “branch profits tax” equal to 30%, or a lower rate as may be specified by an applicable income tax treaty, of its earnings and profits for the taxable year, subject to adjustments, that are effectively connected with the conduct of a trade or business within the United States.

      Sales or Other Taxable Dispositions. A Non-U.S. Holder generally will not be subject to U.S. federal income tax with respect to gain realized on the sale or other taxable disposition of shares of common stock of Waste Services unless (i) such gain is effectively connected with the conduct by the Non-U.S. Holder of a trade or business in the United States and, if an applicable income tax treaty requires, the gain is attributable to a U.S. permanent establishment maintained by the Non-U.S. Holder; (ii) the Non-U.S. Holder is an individual who is present in the United States for 183 or more days in the taxable year of the sale or other taxable disposition and certain other conditions are met or (iii) Waste Services is or has been a U.S. real property holding corporation, or USRPHC, within the meaning of section 897(c)(2) of the Code, at any time during the shorter of the five-year period preceding the sale or other taxable disposition or the Non-U.S. Holder’s holding period for the stock, provided that, so long as shares of Waste Services common stock are regularly traded on an established securities market, U.S. federal income taxation under the USRPHC rules described in clause (iii) will apply to only Non-U.S. Holders who hold or held, directly or indirectly, actually or constructively, more than 5% of the shares of Waste Services common stock at any time during the shorter of the foregoing periods. Generally, a corporation is a USRPHC if the fair market value of its “U.S. real property interests” equals or exceeds 50% of the sum of the fair market value of its worldwide real property interests plus its other assets used or held for use in a trade or business. Although Waste Services does not believe that it is or will become a USRPHC, no assurance can be given that Waste Services will not be determined to be a USRPHC because the assets of Waste Services includes significant U.S. real property interests. Furthermore, no assurance can be given that shares of Waste Services common stock will be or remain regularly traded on an established securities market. A Non-U.S. Holder should consult its tax advisor as to the application of the USRPHC rules to the ownership and disposition of shares of Waste Services common stock.

Information Reporting and Backup Withholding

      Dividend payments made with respect to shares of Waste Services common stock and proceeds from the sale, exchange or other disposition of shares of Waste Services common stock will be subject to information reporting requirements, and to possible U.S. backup withholding (currently at a rate of 28%). In general, backup withholding will apply with respect to reportable payments made to a U.S. Holder unless (i) the U.S. Holder is a corporation or other exempt recipient and, if required, demonstrates such exemption, or (ii) the U.S. Holder furnishes the payor with a taxpayer identification number on IRS Form W-9 in the manner required, certifies under penalty of perjury that such U.S. Holder is not currently subject to backup withholding and otherwise complies with the backup withholding requirements. A Non-U.S. Holder may be required to certify as to its non-U.S. status on IRS Form W-8BEN (or other applicable form) in order in order to establish an exemption from backup withholding. Backup withholding is not an additional tax. Rather, the amount of any backup withholding imposed on a payment to a Holder will be allowed as a refund or a credit against such Holder’s U.S. federal income tax liability, provided that the required information is furnished to the IRS.

DESCRIPTION OF CAPITAL STOCK

Authorized Capital Stock

      Total Shares. Waste Services has authority to issue a total of 505,000,000 shares of capital stock consisting of:

•	500,000,000 shares of common stock, par value US$0.01 per share; and

•	5,000,000 shares of preferred stock, par value US$0.01 per share.

      Common Stock. Following completion of the migration transaction, approximately 96,887,000 shares of Waste Services common stock were outstanding assuming conversion of all exchangeable shares into shares of issued and outstanding common stock of Waste Services.

      Preferred Stock. On May 6, 2003, Waste Services authorized, pursuant to section 151 of Delaware law, the issuance of 100,000 shares of preferred stock designated as “Series A Preferred Stock” with a par value of US$0.01 per share and a liquidation preference of US$1,000.00 per share, having the powers, preferences and other special rights and the qualifications, limitations and restrictions thereof that are set forth in the Certificate of Designations. 55,000 shares of Series A Preferred Stock are outstanding.

      Waste Services may also authorize preferred stock for issuance pursuant to a rights plan of Waste Services that may be adopted and such shares will remain unissued.

      Special Voting Stock. Following completion of the migration transaction, one special voting share was issued to the trustee. This will be a separate class of preferred stock of Waste Services.

      Listing. Prior to the migration, the common stock of Capital was listed on the Nasdaq National Market under the symbol “CERI”. Waste Services intends to effect the listing of its common stock on the Nasdaq National Market under the symbol “WSII” through the filing of a Notification Form: Change in Company Record. No other capital stock of Waste Services will be listed.

      Preemptive Rights. The holders of Waste Services common stock and Waste Services preferred stock have no preemptive rights to purchase or subscribe for any stock or other securities of Waste Services.

Waste Services Common Stock

      Voting Rights. Each holder of Waste Services common stock has the right to cast one vote for each share of Waste Services common stock held of record on all matters submitted to a vote of the shareholders of Waste Services. Except as provided in the Certificate of Incorporation of Waste Services or in a preferred stock or Special Voting Stock certificate of designation of Waste Services, holders of Waste Services common stock have the exclusive right to vote for the election of directors. Holders of Waste Services common stock have no cumulative voting rights.

      Dividends. Subject to the rights of holders of Waste Services preferred stock, holders of Waste Services common stock are entitled to receive ratably on a per share basis such dividends and other distributions in cash, stock or property of Waste Services as may be declared by the board of directors from time to time out of the legally available assets or funds of Waste Services. Waste Services does not currently intend to pay dividends on its common stock.

      Liquidation. Subject to the rights of holders of Waste Services preferred stock, in the event of the voluntary or involuntary liquidation, dissolution or winding up of Waste Services, holders of Waste Services common stock are entitled to receive all of the remaining assets of Waste Services available for distribution to its shareholders.

      Redemption and Conversion. The common stock of Waste Services is not convertible into shares of any other class or series or subject to redemption by Waste Services or the holder of such shares.

      No Liability for Further Calls or Assessments. When issued upon completion of the migration transaction, the common stock of Waste Services will be duly and validly issued, fully paid and nonassessable.

Waste Services Preferred Stock — General

      General. The board of directors of Waste Services is authorized to provide for the issuance of shares of preferred stock in one or more series with various designations, preferences and relative, participating, optional or other special rights and qualifications, limitations or restrictions.

      Voting. Except as required by law, or as otherwise provided by the board of directors of Waste Services, the holders of preferred stock have no voting rights and will not be entitled to any notice of meeting of shareholders.

      Dividends. Holders of Waste Services preferred stock are entitled to receive, when declared by the board of directors, out of legally available funds, dividends at the rates fixed by the board of directors for the respective series of preferred stock, and no more, before any dividends will be declared and paid, or set apart for payment, on Waste Services common stock with respect to the same dividend period.

      Liquidation. In the event of the voluntary or involuntary liquidation, dissolution or winding up of Waste Services, holders of each series of preferred stock are entitled to receive the amount fixed for such series plus, in the case of any series on which dividends will have been determined by the board of directors to be cumulative, an amount equal to all dividends accumulated and unpaid to the date of final distribution whether or not earned or declared before any distribution shall be paid, or set aside for payment, to holders of shares of common stock of Waste Services.

      Redemption. Waste Services, at the option of its board of directors, may redeem all or part of the shares of any series of preferred stock on such terms and conditions fixed in the applicable preferred stock certificate of designation for such series.

Waste Services Series A Preferred Stock

      General. Pursuant to the Waste Services Subscription Agreement dated May 6, 2003, Waste Services issued through a private placement an aggregate of 55,000 shares of Series A Preferred Stock, or Preferred Stock, to Kelso Investment Associates VI, L.P. and KEP VI, LLC, collectively referred to as Kelso, at a price of US$1,000 per share, or the Base Amount. Under the Waste Services Subscription Agreement, up to 45,000 additional shares of Preferred Stock of Waste Services may be sold to Kelso.

      Voting. The shares of Preferred Stock are non-voting. Kelso, however, has the exclusive right to elect two directors of Waste Services as follows: (i) one director for so long as 5,000 or more shares of Preferred Stock are outstanding and owned by Kelso or its affiliates and (ii) a second director for so long as 25,000 or more shares of Preferred Stock are outstanding and owned by Kelso or its affiliates.

      Dividends. The holders of Preferred Stock are entitled to receive cumulative cash dividends at the rate of 17.75% per annum of the sum of (i) the Base Amount (as such Base Amount is adjusted for any stock dividend, stock split, reclassification, recapitalization, consolidation or similar event affecting the Preferred Stock) plus (ii) all accumulated and unpaid dividends (as of the relevant compounding date) plus (iii) the Incremental Amount (as such term is defined in the Certificate of Designations), if any. The dividends are compounded quarterly and accrue quarterly in arrears from and including the relevant issue date to and including the first to occur of (i) the date on which the Liquidation Preference (as to which, see below) is paid to the holder of such Preferred Stock in connection with the liquidation of Waste Services or the redemption of such Preferred Stock or (ii) the date on which such Preferred Stock is otherwise acquired by Waste Services or no longer outstanding. Waste Services cannot pay cash dividends on the Preferred Stock without the consent of the lenders under the Amended and Restated Credit Agreement, dated as of April 30, 2004 and as amended from time to time, between Waste Services and a syndicate of lenders and also cannot pay cash dividends without the consent of Kelso. Accordingly, Waste Services does not currently anticipate paying any cash dividends.

      Liquidation. Upon any liquidation, dissolution or winding up of the affairs of Waste Services, no distribution shall be made to the holders of any stock junior to the Preferred Stock unless, prior to the first such distribution, the holders of the Preferred Stock shall have received consideration of an amount per share equal to the greater of (i) the Liquidation Preference (being the sum of US$1,000, as such amount shall be appropriately adjusted for any stock dividend, stock split, reclassification, recapitalization, consolidation or similar event affecting such Preferred Stock, plus the amount of any accrued but unpaid dividends on such share as of any date of determination) per share on the date of payment, or (ii) the amount the holders of Preferred Stock would receive if they held a number of shares of common stock of Waste Services equal to the Liquidation Preference divided by US$3.93; provided, however, that if Waste Services subdivides, combines or reclassifies any class of its common stock or undertakes any similar event with respect to any common stock, this amount will be proportionately reduced or increased or adjusted on a proportionate basis, it being understood that the intent of any such adjustment would be to preserve the relative per share equivalency of the shares of common stock and Preferred Stock that existed on the date of issuance of the Preferred Stock.

      Redemption. The Preferred Stock must be redeemed no later than May 6, 2015. Until May 6, 2006, Waste Services may redeem all or any part of the Preferred Stock on payment of the sum of US$1,000 per share plus all accrued and unpaid dividends calculated as if the Preferred Stock were redeemed on May 6, 2006. After May 6, 2006 and until May 6, 2015, Capital Environmental may redeem the Preferred Stock on payment of the sum of US$1,000 per share plus all accrued and unpaid dividends calculated to the date of redemption. If the Preferred Stock has not been redeemed by May 6, 2009, Kelso may after that date require Waste Services to initiate a sale of Waste Services or its assets on terms approved by the board of directors of Waste Services consistent with the fiduciary obligations of the directors.

      Other Approval Rights. Without the consent of the holders of a majority of the Preferred Stock, Waste Services cannot, among other things: (i) alter rights of the Preferred Stock or increase or decrease the number of authorized shares or the par value of the Preferred Stock or amend the Certificate of Incorporation or Bylaws of Waste Services in a manner that could reasonably be expected to affect adversely the powers, rights or preferences of the Preferred Stock; (ii) except in connection with the migration transaction, apply any of its assets to the redemption of any capital stock or options or convertible securities in excess of US$100,000 in any 12 month period; (iii) assume or otherwise become liable for indebtedness, other than certain classes of permitted indebtedness, if a certain debt leverage ratio is not met; (iv) authorize or otherwise become liable for or obligated in respect of parity stock, other than certain types of permitted parity stock, if a certain preferred leverage ratio is not met; (v) enter into any transaction or series of related transactions with any affiliate other than wholly-owned subsidiaries involving payments by or to Waste Services or any of its affiliates in excess of US$100,000 in any 12 month period, other than certain permitted affiliate transactions; (vi) enter into any other line of business other than businesses substantially similar or related to its existing businesses; or (vii) liquidate, dissolve or wind up, voluntarily or involuntarily, or appoint a liquidator, trustee or receiver for, Waste Services.

Waste Services Special Voting Stock

      General. The board of directors of Waste Services has authorized the issuance of one share of special voting stock which is a class of preferred stock of Waste Services.

      Except as otherwise required by law or by the constituent documents of Waste Services, the special voting share will possess a number of votes equal to the number of outstanding exchangeable shares from time to time not owned by Waste Services or its affiliates, which votes may be exercised for the election of the directors and on all other matters submitted to a vote of the holders of shares of common stock of Waste Services. The holders of shares of common stock of Waste Services and the holder of the special voting share will vote together as a class on all matters, except as otherwise required by law. Pursuant to the voting and exchange trust agreement, the special voting share will be issued to the trustee. In the event of the liquidation, dissolution or winding up of Waste Services or any other distribution of the assets of Waste Services for the purpose of winding up its affairs, all of the outstanding exchangeable shares will be purchased by Waste Services in exchange for shares of common stock of Waste Services. The holder of the special voting share will not be entitled to receive dividends, and in the event of the liquidation, dissolution or winding up of Waste Services or any other distribution of the assets of Waste Services for the purpose of winding up its affairs, will receive an amount equal to the par value thereof. At such time as the special voting share has no votes attached to it because there are no exchangeable shares outstanding not owned by Waste Services or its affiliates, the special voting share shall cease to have any rights.

Anti-Takeover Considerations

      Delaware law contains, and the Waste Services Certificate of Incorporation and Bylaws also contain, a number of provisions that may have the effect of discouraging transactions that involve an actual or threatened change of control of Waste Services.

TRANSFER AGENTS AND REGISTRARS

      The transfer agent and registrar for the common stock of Waste Services is American Stock Transfer & Trust Company, 6201 — 15th Avenue, 3rd Floor, Brooklyn, New York 11219, United States.

LEGAL OPINIONS

      Shearman & Sterling LLP, New York, New York, has opined on the validity of the shares of common stock being offered pursuant to this prospectus. Certain Canadian federal income tax matters have been passed upon for us by Blake, Cassels & Graydon LLP as set forth under “Income Tax Considerations — Canadian Federal Income Tax Considerations.” Certain U.S. federal income tax matters have been passed upon for us by Shearman & Sterling LLP as set forth under “Income Tax Considerations — U.S. Federal Income Tax Consequences.”

EXPERTS

      The financial statements and schedules incorporated by reference in this prospectus have been audited by BDO Dunwoody, LLP, independent chartered accountants, to the extent and for the periods set forth in their report incorporated herein by reference, and are incorporated herein in reliance upon such report given upon the authority of said firm as experts in auditing and accounting.

      The consolidated financial statements of Capital Environmental Resource Inc. as of December 31, 2002 and for the two years ended December 31, 2002, incorporated in this prospectus by reference to Capital Environmental’s Report on Form 10-K for the year ended December 31, 2003 have been so incorporated in reliance on the report of PricewaterhouseCoopers LLP, Toronto, Canada, independent auditors, given on the authority of said firm as experts in auditing and accounting.

      The combined financial statements of the North Central Florida District of Allied Waste Industries, Inc. as of December 31, 2003 and 2002 and for the three years ended December 31, 2003, incorporated in this prospectus by reference to our Report on Form 8-K dated May 10, 2004, have been so incorporated in reliance on the report of PricewaterhouseCoopers LLP, Phoenix, Arizona, independent auditors, given on the authority of said firm as experts in auditing and accounting.

      The consolidated financial statements of Florida Recycling Services, Inc. as of December 31, 2003, 2002 and 2001 and for the three years ended December 31, 2003 incorporated in this prospectus by reference to our Reports on Form 8-K dated May 10 and June 9, 2004, have been so incorporated in reliance on the report of Shepard Schwartz & Harris LLP, independent auditors, given on the authority of such firm as experts in auditing and accounting.

26,150,000 SHARES

WASTE SERVICES, INC.

COMMON STOCK

PROSPECTUS

          , 2004

Part II

Item 14.	Other Expenses of Issuance and Distribution

      Set forth below is an estimate (except for the SEC registration fee) of the fees and expenses payable by the registrant in connection with the sale of securities being registered.

SEC registration fee	$16,699
Printing and engraving expenses	12,000
Legal fees and expenses	60,000
Accounting fees and expenses	50,000
Miscellaneous	1,301

Total	$140,000

*	To be filed by amendment.

Item 15.	Indemnification of Directors and Officers

      Section 145(a) of the General Corporation Law of the State of Delaware, or the Delaware Corporation Law, provides, in general, that a corporation shall have the power to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the corporation), because the person is or was a director or officer of the corporation. Such indemnity may be against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by the person in connection with such action, suit or proceeding, if the person acted in good faith and in a manner the person reasonably believed to be in or not opposed to the best interests of the corporation and if, with respect to any criminal action or proceeding, the person did not have reasonable cause to believe the person’s conduct was unlawful.

      Section 145(b) of the Delaware Corporation Law provides, in general, that a corporation shall have the power to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the corporation to procure a judgment in its favor because the person is or was a director or officer of the corporation, against any expenses (including attorneys’ fees) actually and reasonably incurred by the person in connection with the defense or settlement of such action or suit if the person acted in good faith and in a manner the person reasonably believed to be in or not opposed to the best interests of the corporation.

      Section 145(g) of the Delaware Corporation Law provides, in general, that a corporation shall have the power to purchase and maintain insurance on behalf of any person who is or was a director or officer of the corporation against any liability asserted against the person in any such capacity, or arising out of the person’s status as such, whether or not the corporation would have the power to indemnify the person against such liability under the provisions of the law.

      The certificate of incorporation of the registrant provides in effect that, subject to certain limited exceptions, the registrant shall indemnify its directors and officers to the extent authorized or permitted by the Delaware Corporation Law. The directors and officers of the registrant are insured under policies of insurance maintained by the registrant, subject to the limits of the policies, against certain losses arising from any claims made against them by reason of being or having been such directors or officers.

      Pursuant to the Business Corporations Act (Ontario), a corporation may indemnify a director or officer of the corporation, a former director or officer of the corporation or a person who acts or acted at the corporation’s request as a director or officer of a body corporate of which the corporation is or was a shareholder or creditor, and his or her heirs and legal representatives, against all costs, charges and expenses, including an amount paid to settle an action or satisfy a judgment, reasonably incurred by him or her in respect of any civil, criminal or administrative action or proceeding to which he or she is made a party by reason of being or having been a director or officer of such corporation or body corporate, if:

(a)	he or she acted honestly and in good faith with a view to the best interest of the corporation; and

(b)	in the case of a criminal or administrative action or proceeding that is enforced by a monetary penalty, he or she had reasonable grounds for believing that his or her conduct was lawful.

      Also, under the Business Corporations Act (Ontario), a corporation may, with the approval of the court, indemnify a person referred to in the preceding paragraph in respect of an action by or on behalf of the corporation or body corporate to procure a judgment in its favor, to which the person is made a party by reason of being or having been a director or an officer of the corporation or body corporate, against all costs, charges and expenses reasonably incurred by the person in connection with such action if he or she fulfils the conditions set out in (a) and (b) above.

      Further, the Business Corporations Act (Ontario) provides that, despite anything noted above, a person referred to in the first paragraph is entitled to indemnity from the corporation in respect of all costs, charges and expenses reasonably incurred by him in connection with the defense of any civil, criminal or administrative action or proceeding to which he or she is made a party by reason of being or having been a director or officer of the corporation or body corporate, if the person seeking indemnity:

(i)	was substantially successful on the merits in his or her defense of the action or proceeding; and

(ii)	fulfils the conditions set out in paragraphs (a) and (b) above.

      Lastly, the Business Corporations Act (Ontario) provides that a corporation may purchase and maintain insurance for the benefit of any person referred to in the first paragraph against any liability incurred by the person:

(i)	in his or her capacity as a director or officer of the corporation, except where the liability relates to the person’s failure to act honestly and in good faith with a view to the best interests of the corporation; or

(ii)	in his or her capacity as a director or officer of another body corporate where the person acts or acted in that capacity at the corporation’s request, except where the liability relates to the person’s failure to act honestly and in good faith with a view to the best interests of the body corporate.

      We have a directors’ and officers’ liability insurance policy with a policy limit of C$5.0 million, subject to a C$1.0 million deductible in respect of any claim for a policy period expiring in November 2005. In addition, for a policy period expiring in November 2004, we have a directors’ and officers’ liability insurance policy with a policy limit of $20.0 million, subject to a $1.0 million deductible in respect of any claim. In addition, we are a co-insurer for up to 20% of the amount paid in respect of securities related claims under this policy. These policies had total premiums of approximately $3.2 million. The policy provides protection to the registrant’s directors and officers against liability incurred by them in their capacities as directors and officers of the registrant and its subsidiaries.

Item 16.	Exhibits

      See the index to exhibits that appears immediately following the signature pages of this registration statement.

Item 17.	Undertakings

      The undersigned registrant hereby undertakes:

(1)	To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

(a)	to include any prospectus required by section 10(a)(3) of the Securities Act of 1933;

(b)	to reflect in the prospectus any facts or events arising after the effective date of this registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in this registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of the prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20 percent change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement; and

(c)	to include any material information with respect to the plan of distribution not previously disclosed in this registration statement or any material change to such information in this registration statement, provided, however, that paragraphs (1)(a) and (1)(b) do not apply if the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed with or furnished to the Commission by the registrant pursuant to section 13 or section 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in this registration statement.

(2)	That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3)	To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(4)	That for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant’s annual report pursuant to Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan’s annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in this Registration Statement shall be deemed to be a new Registration Statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(5)	Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant, pursuant to the provisions described in Item 15, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that the claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

SIGNATURES

      Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Burlington, Province of Ontario on August 3, 2004.

WASTE SERVICES, INC.

By: /s/ DAVID SUTHERLAND-YOEST

Name: David Sutherland-Yoest
Title: Chairman and Chief Executive Officer

      Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed below by the following persons in the capacities and on the dates indicated.

Signature		Title	Date

* David Sutherland-Yoest		Chairman of the Board Chief Executive Officer and Director (Principal Executive Officer)	August 3, 2004

* Ronald L. Rubin		Executive Vice President and Chief Financial Officer (Principal Financial Officer)	August 3, 2004

* Brian A. Goebel		Vice President, Controller and Chief Accounting Officer (Principal Accounting Officer)	August 3, 2004

* Gary W. DeGroote		Director	August 3, 2004

* George E. Matelich		Director	August 3, 2004

* Lucien Rémillard		Director	August 3, 2004

* Michael B. Lazar		Director	August 3, 2004

*By:	/s/ IVAN R. CAIRNS Ivan R. Cairns Attorney-in-fact

EXHIBIT INDEX

Exhibit
Number		Document Name

2.1		Plan of Arrangement.
2	.2*	Arrangement Agreement dated June 9, 2004.
2	.3*	Form of Voting and Exchange Trust Agreement.
2	.4*	Form of Support Agreement.
2	.5*	Form of Provisions attaching to the Exchangeable Shares of Capital Environmental Resource Inc.
4.1		Form of Common Stock Certificate of Waste Services.
5.1		Opinion of Shearman & Sterling LLP regarding the validity of the Waste Services, Inc. common stock.
8.1		Opinion of Shearman & Sterling LLP regarding tax matters.
8.2		Opinion of Blake, Cassels & Graydon LLP regarding tax matters.
23.1		Consent of PricewaterhouseCoopers LLP.
23.2		Consent of BDO Dunwoody LLP.
23.3		Consent of Allied Waste Industries, Inc.’s Auditors — PricewaterhouseCoopers, LLP
23.4		Consent of Florida Recycling Services Inc.’s Auditors — Shepard, Schwartz & Harris LLP
23.5		Consent of Shearman & Sterling LLP (included in exhibit 5.1).
23.6		Consent of Shearman & Sterling LLP relating to tax opinion (included in exhibit 8.1).
23.7		Consent of Blake, Cassels & Graydon LLP relating to tax opinion (included in exhibit 8.2).
24	.1*	Power of Attorney (included on signature page).

*	Previously Filed